GLOBAL ELECTRONIC RECOVERY CORP.
6240 West 3rd Street, Suite 432,
Los Angeles, California 90036
310.467.9832

Securities and Exchange Commission March 13, 2007

Attention: Rufus Decker, Accounting Branch Chief

Re: Letter dated January 24, 2007
Re: Form 10KSB for the fiscal year ended January 31, 2006
Form 10QSB for the period ended July 31, 2006
File No. 0-52161

Dear Sir:

In response to your letter dated January 24, 2007, we have set out our responses to your questions and requests below.

FORM 10K FOR THE YEAR ENDED JANUARY 31, 2006

Item 8A-Controls and Procedures, page 27-

  We have reviewed Item 308 of Regulation S-B and have amended our Form 10K for the year ended January 31, 2006 to disclose whether there have been any changes in our internal controls over financial reporting that occurred during the most recent quarter. We filed the amended 10K on March 7, 2007.

  Item 13, Exhibits

  (31) Section 302 Certification and (32) Section 906 Certification, page 33

  We have included certifications that conform to the format provided in Item 601(b)(31) and (32) of Regulation S-B in our amended 10K filed on March 7, 2007.

  FORM 10QSB FOR THE QUARTER ENDED JULY 31, 2006

  General

  We filed our Form 10QSB for the quarter ended October 31, 2006 on March 2, 2007.

  Item 3. Controls and Procedures

  We confirm that there were no changes in our external controls over financial reporting in each of the three quarters ended October 31, 2006. In future quarterly reports we will disclose whether there have been any changes in our internal controls over financial reporting during the most recent quarter as required by Item 308© of Regulation S-B.

If you require anything further, please do not hesitate to contact us.

Sincerely,

Signed /David O'Neill/

David O'Neill
President Global Electronic Recovery Corp.